Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
(412) 373-7200
February 4, 2010
Via EDGAR
Mr. John P. Nolan, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop — 4561
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Nolan:
We are in receipt of your correspondence dated January 22, 2010 concerning our Form 10-K for June 30, 2009, File Number 0-17411.
Form 10-K for the fiscal Year Ended June 30, 2009
Consolidated Statement of Shareholders’ Equity, page 54
1.	We noted your response to comment 1 of our letter dated October 21, 2009 and have the following comments.
•	Regarding the PreTSL 2 Mezz security, you stated that given the security’s high fixed rate coupon, the discount rate you used to determine fair value is only slightly greater than the discount rate used for the present value of expected cash flows test. Please tell us how you determined that the fair value discount rate was only slightly higher than the rate used for the expected cash flows test. Your response to letter “e” of comment 1 in your letter dated August 20, 2009 indicates that you assign a discount rate that correlates to the credit rating of the particular security. In your June 8, 2009 response we noted that the credit rating at March 31, 2009 for this security ranged from Ca (Moody’s) to BBB (Fitch), which based on your chart provided in your August 20, 2009 response would result in an addition of 800 to 1,200 bps to the discount rate that would presumably make the discount rate much higher than the current yield used to accrete the beneficial interest.

You also state that only $38,000 of the $218,000 OTTI charge in the March 31, 2009 quarter was a result of the fair value calculation. Please clarify for us the amount of the $218,000 charge that related to credit and non-credit based on your cumulative effect adjustment analysis.

Securities and Exchange Commission
February 4, 2010

As indicated by our August 20, 2009 response to your correspondence dated July 24, 2009, our fair value measurement methodology did assign a discount rate that correlates to the credit rating of the particular security. Upon review of our fair value calculation for the period ending March 31, 2009, we noted that due to an inadvertent oversight, the credit spread of 1,200 basis points was not considered in the fair value calculation. This inadvertent oversight resulted in the fair value of the security being $415,200 higher than the fair value at the appropriate credit spread. We evaluated the effect of this oversight for the fiscal year ended June 30, 2009 (please refer to Exhibit A) and have concluded that the effect of such would have resulted in our pretax net loss being $12,653,200 versus the reported $12,238,000 with a cumulative effect adjustment to retained earnings of $453,200 upon adoption of FSP 115-2 (i.e. the non-credit portion of the additional security write-down that otherwise would have been recognized during the March 2009 quarter). Shareholders’ equity would have been overstated by .17% assuming the additional charge to earnings. After assessing both the qualitative and quantitative factors, the magnitude of this item (which is less than 5% of the loss reported for the year) is such that it is not probable that the judgment of a reasonable person relying upon the Form 10-K would have been changed or influenced by the inclusion or correction of the item as prescribed by FASB Statement of Financial Accounting Concepts No. 2.

It should be noted that in conjunction with our OTTI assessment for the quarter ended December 31, 2009, we have determined that the PreTSL 2 security has incurred additional OTTI in the amount of $341,559. Based upon this OTTI, we have recorded the necessary entries (please refer to Exhibit B).

Of the $218,000 OTTI charge recognized in the March 31, 2009 quarter, the entire amount was treated as credit related. However, assuming a cumulative effect adjustment upon adoption of FSP 115-2, the credit component would have been $180,000 and the non-credit component would have been $38,000 (as previously indicated in our response dated November 19, 2009, in our judgment the $38,000 was immaterial as it relates to a cumulative effect adjustment).

•	Regarding the single issuer BBC Cap Trust 2 security, you state that because level 1 pricing is available there is no distinction between the present value of expected cash flows and fair value for this security, and thus no need for a cumulative effect adjustment. Please clarify this statement, as there is typically a difference between the fair value of a trust preferred (even using level 1 pricing) and the present value of cash flows expected to be collected determined in accordance with FSP 115-2 because things other than credit issues can impact the value of a security. If so, in this case, this difference would be the amount included in your cumulative effect adjustment.

Securities and Exchange Commission
February 4, 2010

An OTTI charge was recorded for BBC Cap Trust 2 in the March 2009 quarter and the security was written down to level 1 fair market value prior to adoption of FSP 115-2. While we recognize there can be a distinction between the present value of expected cash flows and fair value, this was not the case with BBC Cap Trust 2. In our judgment the March 31, 2009 market value of $54,000 accurately reflected our estimated present value of cash flows (recovery amount) given our projection that Bank Atlantic had a very high probability of default. No cumulative effect adjustment was made in the June 2009 quarter as the entire OTTI charge was considered credit related.
•	Regarding Taberna 3 Class C and Trapeza 13 Class E securities you reference additional impairment charges in the period you adopted FSP 115-2. Paragraph 45 of FSP 115-2 requires the cumulative effect adjustment calculation be made at the beginning of the period, thus subsequent impairments would not have an impact on that calculation. Please confirm for us that you believe that you would have included $500,000 for Taberna 3 and $534,000 for Trapeza 13 securities in your cumulative effect adjustment.
Yes, the cumulative effect adjustment calculation was made subsequent to adoption of FSB 115-2 and the $500,000 for Taberna 3 and $534,000 for Trapeza 13 were included in the calculation. However, the additional OTTI charges applied to each of the securities in the June 2009 quarter wiped out those adjustments, resulting in no net impact for the June 2009 quarter or the fiscal year ended June 30, 2009.

Please provide us a materiality analysis, based on the guidance provided in SAB 99, which includes the amounts that should have been included in the cumulative effect adjustment for each of the four securities considering the above comments. If you believe the error is material, please amend your June 30, 2009 10-K and restate your financial statements accordingly.

We have addressed the applicability of SEC Staff Accounting Bulletin 99 individually above, and in our opinion, there have been no material errors that would otherwise necessitate an amended Form 10-K for June 30, 2009 or restatement of our financial statements as it is not probable that the judgment of a reasonable person would have been changed or influenced by the inclusion of the item(s). The SEC correspondence dated January 22, 2010 and a draft of our response thereto was provided to our independent public accountants in conjunction with their quarterly review of our condensed

Securities and Exchange Commission
February 4, 2010

consolidated statement of financial condition as of December 31, 2009, and the related condensed consolidated statement of operations for the three and six months ended December 31, 2009, and the condensed statements of shareholders’ equity and cash flows for the six months ended December 31, 2009. No adjusting entries were proposed in conjunction with their review, thereby implying concurrence with Parkvale management that the aforementioned items are deemed not to be material in nature.
If you have additional questions or comments concerning this response, please contact me either via phone at 412-373-4804 or e-mail to Gil.Riazzi@Parkvale.com.

Sincerely,
/s/ Gilbert A. Riazzi
Gilbert A. Riazzi
Vice President and Interim Principal Financial Officer

cc:	Robert J. McCarthy, Jr. President and Chief Executive Officer

EXHIBIT A
Parkvale Bank
PreTSL 2
Pro-forma Journal Entries
In conjunction with the fair value measurement of the PreTSL 2 security as of March 31, 2009, a lower credit spread was inadvertently used in conjunction with the calculation, causing the fair value to be overstated by $415,200. Had the higher credit spread (+1,200 basis points) been used, the OTTI recognized during the March 31, 2009 quarter would have been $633,200 (versus $218,000). It was determined that $453,200 of the $633,200 would have related to non-credit factors.
The following pro-forma journal entries are presented to illustrate the effect a higher credit spread would have had on the March 31, 2009 quarter as well as the fiscal year ended June 30, 2009 as it pertains to the cumulative effect adjustment under FSP 115-2 related to non-credit factors previously recognized in earnings.
QUARTER ENDING

March 31, 2009	Debit	Write-down on Investment Securities (earnings)	415,200
	Credit	Investment Securities (assets)		415,200

	To reflect additional charge to earnings based upon spread model fair value on PreTSL 2.

Resulting book value and fair value of PreTSL 2 would have been $990,000.
	Reported pretax net loss of $17,307,000 would have been understated by $415,200 (less than 5%), and pretax net loss would have been $3.27 per common share versus $3.19 (less than 3% difference).

June 30, 2009	Debit	Other Comprehensive Income	453,200
	Credit	Retained Earnings		453,200

	To reflect cumulative effect adjustment upon adoption of FSP 115-2 in June 2009 quarter.

	The non-credit related factors of the $633,200 write-down total $453,200 which consists of the $415,200 OCI assuming the lower fair value of $990,000 and the $38,000 OCI component related to the actual $218,000 impairment charge recorded during the March 2009 quarter.

	Debit	Deferred Tax Asset	158,620
	Credit	Other Comprehensive Income		158,620

	Tax effect of OCI entry of $453,200.

Resulting book value would have been $990,000 at June 30, 2009.
	Reported pretax net loss of $12,238,000 would have been understated by $415,200 (less than 5%), and pretax net loss would have been $2.32 per common share versus $2.25 (3% difference). Shareholders’ equity would have been overstated by $256,580 (.17%), representing the $415,200 write-down offset by the tax effected OCI entry upon adoption of FSP 115-2.

EXHIBIT B
Parkvale Bank
PreTSL 2
December 31, 2009 Quarter Journal Entries
In conjunction with the OTTI analysis and fair value measurement of the PreTSL 2 security as of December 31, 2009, it was determined that there was additional OTTI of $341,559 during the December 2009 quarter. The necessary entries to reflect the OTTI during the quarter ended December 31, 2009 are as follows:

Debit	Writedown on Investment Securities (earnings)	192,010
Credit	Investment Securities (assets)		192,010

To reflect charge to earnings for credit component of OTTI.

Debit	Other Comprehensive Income	149,549
Credit	Investment Securities (assets)		149,549

To reflect OCI component of OTTI.

Debit	Deferred Tax Asset	52,342
Credit	Other Comprehensive Income		52,342

Tax effect of OCI entry of $149,549.

Resulting book value of PreTSL 2 is $1,063,642 as of December 31, 2009.